24 July 2025

RESULTS FOR THE SIX MONTHS TO 30 JUNE 2025

RELX, the global provider of information-based analytics and decision tools, reports results for the first half of 2025 and reaffirms the full year outlook.

➢
4,499m (£4,499m), underlying growth +8%
➢
1,486m (£1,486m), underlying growth +16%
➢
56.2p (56.2p), constant currency growth +14%
➢
1,308m (£1,308m)
➢
46.0p (46.0p)
➢
17.0p (17.0p) +8%
➢
2.2x; adjusted cash flow conversion 95%
➢
two acquisitions for a total consideration of £111m
➢
550m share buyback

➢

First half highlights

➢
Revenue £4,741m (£4,641m), underlying growth +7%
➢
Adjusted operating profit £1,652m (£1,583m), underlying growth +9%
➢
Adjusted EPS 63.5p (59.5p), constant currency growth +10%
➢
Reported operating profit £1,490m (£1,431m)
➢
Reported EPS 52.9p (52.6p)
➢
Interim dividend 19.5p (18.2p) +7%
➢
Net debt/EBITDA 2.2x; adjusted cash flow conversion 100%
➢
Completed three acquisitions for a total consideration of £262m
➢
Completed £1,000m of the previously announced £1,500m share buyback

Full year outlook

➢We continue to see positive momentum across the group, and we expect another year of strong underlying growth in revenue and adjusted operating profit, as well as strong growth in adjusted earnings per share on a constant currency basis.

Chief Executive Officer, Erik Engstrom, commented:

“RELX delivered strong revenue and profit growth in the first half of 2025, in line with full year 2024 but with a higher quality growth profile: Risk with continued strong growth, Scientific, Technical & Medical with continued good growth and developing momentum, Legal with a further step up in growth, and Exhibitions now established at strong ongoing growth.”

“Our improving long-term growth trajectory continues to be driven across the group by the ongoing shift in business mix towards higher growth analytics and decision tools that deliver enhanced value to our customers.”

“We develop and deploy these tools across the company by leveraging deep customer understanding to combine leading content and data sets with powerful artificial intelligence and other technologies. This has been a key driver of the evolution of our business for well over a decade, and will remain a key driver of customer value and growth in our business for many years to come.”

ENQUIRIES:	Colin Tennant (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724

RELX 2025 I Interim Results  2

Operating and financial review

Revenue £4,741m (£4,641m); underlying growth +7%: Electronic revenue also grew +7%.

Adjusted operating profit £1,652m (£1,583m); underlying growth +9%: Our strategy of driving continuous process innovation to manage cost growth below revenue growth led to an improvement in the group adjusted operating margin to 34.8% (34.1%).

Reported operating profit £1,490m (£1,431m): Reported operating profit includes amortisation of acquired intangible assets of £123m (£131m).

Adjusted profit before tax £1,515m (£1,450m): The adjusted net interest expense was £137m (£133m). The average interest rate on gross debt was 4.1% (4.1%).

Reported profit before tax £1,283m (£1,295m). Reported net interest was £210m (£134m).

Tax: The adjusted tax charge was £341m (£334m). The adjusted effective tax rate was 22.5% (23.0%). The reported tax charge was £304m (£309m).

Adjusted EPS 63.5p (59.5p); constant currency growth +10%.

Reported EPS 52.9p (52.6p).

Dividend: We are declaring an interim dividend of 19.5p (18.2p), an increase of +7%.

Portfolio development: In the first half of 2025 we completed three acquisitions for a total consideration of £262m, and two small disposals.

Net debt/EBITDA 2.2x (2.0x): Net debt at 30 June 2025 was £7,443m (£6,973m). Adjusted cash flow conversion was 100% (95%).

Share buybacks: Of the previously announced £1,500m share buyback, £1,000m was completed in the first half. A further £75m has been completed since 1 July, and the remaining £425m will be deployed before the end of the year.

Corporate responsibility: RELX currently has a AAA MSCI ESG rating which it has held for ten consecutive years, is ranked first in our sector by Sustainalytics, and has been included in the S&P Global Sustainability Yearbook.

RELX 2025 I Interim Results  3

Operating and financial review

RELX FINANCIAL SUMMARY

	Six months ended 30 June
Adjusted figures	2024 GBPm	2025 GBPm	Change in GBP	Change at constant currency	Underlying growth
Revenue	4,641	4,741	+2%	+4%	+7%
EBITDA	1,841	1,908
Operating profit	1,583	1,652	+4%	+7%	+9%
Operating margin	34.1%	34.8%
Net interest expense	(133)	(137)
Profit before tax	1,450	1,515
Tax charge	(334)	(341)
Net profit attributable to shareholders	1,115	1,171
Cash flow	1,498	1,652
Cash flow conversion	95%	100%
Earnings per share	59.5p	63.5p	+7%	+10%

Dividend	2024	2025	Change in GBP
Ordinary dividend per share	18.2p	19.5p	+7%

Reported figures	2024 GBPm	2025 GBPm	Change in GBP
Revenue	4,641	4,741	+2%
Operating profit	1,431	1,490	+4%
Net interest expense	(134)	(210)
Profit before tax	1,295	1,283
Tax charge	(309)	(304)
Net profit attributable to shareholders	985	976
Net margin	21.2%	20.6%
Net debt	6,973	7,443
Earnings per share	52.6p	52.9p	+1%

RELX uses adjusted figures as additional performance measures. Adjusted figures primarily exclude the amortisation of acquired intangible assets and other items related to acquisitions and disposals, and the associated deferred tax movements. Underlying revenue growth rates are calculated at constant currency, and exclude revenue from acquisitions until twelve months after purchase, revenue of disposals and assets held for sale, print and print-related revenue, exhibition cycling, and timing effects. Underlying adjusted operating profit growth rates are calculated on the same basis except that they do not exclude exhibition cycling, and timing effects. Constant currency growth rates are based on 2024 full-year average and hedge exchange rates. Some figures and sub-totals may add up to slightly different amounts than the totals due to rounding. Reconciliations of alternative performance measures are provided on pages 32 and 33.

Disclaimer regarding forward-looking statements

This announcement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to risks and uncertainties that could cause actual results of RELX PLC (together with its subsidiaries, “RELX”, “we” or “our”) to differ materially from those expressed in any forward-looking statement. We consider any statements that are not historical facts to be “forward-looking statements”. The terms “outlook”, “estimate”, “forecast”, “project”, “plan”, “intend”, “expect”, “should”, “could”, “will”, “believe”, “trends” and similar expressions may indicate a forward-looking statement. Important factors that could cause our actual results to differ materially from estimates or forecasts contained in the forward-looking statements include, among others: regulatory and other changes regarding the collection or use of personal data; changes in law and legal interpretation affecting our intellectual property rights and internet communications; current and future geopolitical, economic and market conditions; changes in the payment model for our scientific, technical and medical research products or research integrity issues; competitive factors in the industries in which we operate and demand for our products and services; our inability to realise the future anticipated benefits of acquisitions; compromises of our cybersecurity systems or other unauthorised access to our databases; changes in economic cycles, trading relations, communicable disease epidemics or pandemics, severe weather events, natural disasters and terrorism; failure of third parties to whom we have outsourced business activities; significant failure or interruption of our systems; our inability to retain high-quality employees and management; changes in tax laws and uncertainty in their application; exchange rate fluctuations; adverse market conditions or downgrades to the credit ratings of our debt; changes in the market values of defined benefit pension scheme assets and in the market related assumptions used to value scheme liabilities; breaches of generally accepted ethical business standards or applicable laws; and other risks referenced from time to time in the filings of RELX PLC with the US Securities and Exchange Commission. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Except as may be required by law, we undertake no obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events.

RELX 2025 I Interim Results  4

Operating and financial review

BUSINESS AREA ANALYSIS

	Six months ended 30 June
	Restated 2024 GBPm	2025 GBPm	Change in GBP	Change at constant currency	Underlying growth
REVENUE
Risk	1,667	1,748	+5%	+7%	+8%
Scientific, Technical & Medical	1,282	1,323	+3%	+5%	+5%
Legal	852	900	+6%	+8%	+9%
Exhibitions	601	581	-3%	-1%	+8%
Print & print-related activities	239	189
RELX Group	4,641	4,741	+2%	+4%	+7%
ADJUSTED OPERATING PROFIT
Risk	621	660	+6%	+9%	+9%
Scientific, Technical & Medical	472	491	+4%	+7%	+7%
Legal	175	188	+7%	+10%	+11%
Exhibitions	223	234	+5%	+8%	+9%
Print & print-related, and unallocated costs	92	79
RELX Group	1,583	1,652	+4%	+7%	+9%

Changes in RELX Group revenue and adjusted operating profit in GBP and at constant currency include print and print-related. Underlying revenue growth rates are calculated at constant currency, and exclude revenue from acquisitions until twelve months after purchase, revenue of disposals and assets held for sale, print and print-related revenue, exhibition cycling, and timing effects. Underlying adjusted operating profit growth rates are calculated on the same basis except that they do not exclude exhibition cycling, and timing effects. Constant currency growth rates are based on 2024 full-year average and hedge exchange rates. Some figures and sub-totals may add up to slightly different amounts than the totals due to rounding.

Business area reporting changes: As explained in further detail on page 9, remaining print and print-related activities are now reported separately from the four business areas. Also, a small commercial healthcare product portfolio, previously in Scientific, Technical & Medical, is now reported in Risk. Prior year comparatives have been restated for these reporting changes.

RELX 2025 I Interim Results  5

Operating and financial review

Risk

	Six months ended 30 June
	Restated 2024 GBPm	2025 GBPm	Change in GBP	Change at constant currency	Underlying growth
Revenue	1,667	1,748	+5%	+7%	+8%
Adjusted operating profit	621	660	+6%	+9%	+9%
Adjusted operating margin	37.3%	37.8%

Results restated to reflect business area reporting changes (see page 4)

Strong fundamentals continuing to drive underlying revenue growth.

Underlying revenue growth of +8%, in line with full year 2024. Strong growth continues to be driven across segments by our deeply embedded, AI-enabled analytics and decision tools.

Underlying adjusted operating profit growth of +9%, leading to an increase in adjusted operating margin.

Business Services growth continues to be driven by Financial Crime Compliance and digital Fraud & Identity solutions, and strong new sales.

Insurance growth continues to be driven by the further extension of solution sets, supported by positive market factors and strong new sales.

Specialised Industry Data Services growth is being led by Commodity Intelligence, and Government growth continues to be driven by analytics and decision tools.

Full year outlook: We expect continued strong underlying revenue growth with underlying adjusted operating profit growth slightly exceeding underlying revenue growth.

RELX 2025 I Interim Results  6

Operating and financial review

Scientific, Technical & Medical

	Six months ended 30 June
	Restated 2024 GBPm	2025 GBPm	Change in GBP	Change at constant currency	Underlying growth
Revenue	1,282	1,323	+3%	+5%	+5%
Adjusted operating profit	472	491	+4%	+7%	+7%
Adjusted operating margin	36.8%	37.1%

Results restated to reflect business area reporting changes (see page 4)

Development of analytics continuing to drive underlying revenue growth.

Underlying revenue growth of +5%, in line with full year 2024. Good growth, with developing momentum, continues to be driven by the evolution of the business mix towards higher growth, higher value analytics and tools.

Underlying adjusted operating profit growth of +7%, resulting in an increase in adjusted operating margin.

Databases, Tools & Electronic Reference growth continues to be driven by higher value-add analytics and decision tools. Generative AI capability is now being extended across the majority of the revenue base.

Primary Research growth continues to be driven by volume growth, with article submissions growing very strongly across the portfolio. ScienceDirect AI, which adds generative AI functionality to our primary research platform, was launched in the first half.

Developing momentum is supported by the increasing pace of new product introductions, together with renewals and new sales ahead of prior year across segments.

Full year outlook: We expect continued good underlying revenue growth with underlying adjusted operating profit growth slightly exceeding underlying revenue growth.

RELX 2025 I Interim Results  7

Operating and financial review

Legal

	Six months ended 30 June
	Restated 2024 GBPm	2025 GBPm	Change in GBP	Change at constant currency	Underlying growth
Revenue	852	900	+6%	+8%	+9%
Adjusted operating profit	175	188	+7%	+10%	+11%
Adjusted operating margin	20.5%	20.9%

Results restated to reflect business area reporting changes (see page 4)

Further improvement in underlying revenue growth driven by legal analytics.

Underlying revenue growth of +9%, a further step up in growth from full year 2024. Strong growth continues to be driven by the shift in business mix towards higher growth, higher value legal analytics and tools.

Underlying adjusted operating profit growth of +11%, as we continue to manage underlying cost growth below underlying revenue growth, leading to a further improvement in adjusted operating margin.

Lexis+ AI, our integrated platform leveraging generative AI, has continued on its successful growth trajectory in the US and international markets. Protégé, our next generation AI legal assistant, which was launched in Lexis+ AI in the US earlier this year, is progressing well, and is now being extended across products and geographies.

Government & Academic and News & Business growth continues to be driven by the further extension of analytics and decision tools.

Renewals and new sales remain strong across all key segments.

Full year outlook: We expect continued strong underlying revenue growth with underlying adjusted operating profit growth exceeding underlying revenue growth.

RELX 2025 I Interim Results  8

Operating and financial review

Exhibitions

	Six months ended 30 June
	2024 GBPm	2025 GBPm	Change in GBP	Change at constant currency	Underlying growth
Revenue	601	581	-3%	-1%	+8%
Adjusted operating profit	223	234	+5%	+8%	+9%
Adjusted operating margin	37.1%	40.3%

Strong underlying revenue growth and profitability improvement.

Underlying revenue growth of +8%, reflecting the improved growth profile of our event portfolio, with the past 12 months having established Exhibitions at strong ongoing growth, above pre-pandemic levels. First half reported revenue reflects prior year disposals and event cycling and timing.

Underlying adjusted operating profit growth of +9%, as we continue to manage underlying cost growth below underlying revenue growth, with margins now significantly above pre-pandemic levels. The first half margin also benefits from prior year disposals and seasonality.

We continue to make good progress on value-enhancing digital initiatives, with increased usage of our growing range of digital tools for the customers of our face-to-face events.

Full year outlook: We expect continued strong underlying revenue growth with an improvement in adjusted operating margin over the prior full year.

RELX 2025 I Interim Results  9

Operating and financial review

Business area reporting changes

Our strategy is to develop increasingly sophisticated information-based analytics and decision tools that deliver enhanced value to professional and business customers across market segments. These are now provided almost exclusively in electronic format with the proportion of group revenue from products in print format having reduced over the past 25 years from 64% to 4%. This print to electronic transition is now largely complete.

Going forwards, we will continue to ensure that print versions of our content remain available as a service to customers who still prefer this format, while we continue to proactively reduce our own involvement in print and print-related activities. Over the past 18 months, we have stepped up our efforts to do this through out-sourcing, joint ventures and targeted asset disposals.

Consistent with this, we are now managing and reporting print and print-related activities separately. We believe that this removes a management distraction and improves transparency of reporting.

Also, a small portfolio of commercial healthcare products, previously distributed by Scientific, Technical & Medical, is now managed and distributed entirely in Risk.  Accordingly, revenue, together with some associated profit, previously in Scientific, Technical & Medical, is now reported in Risk.

Prior period comparatives have been restated to reflect these reporting changes, with a restatement of prior half year and full year revenue and adjusted operating profit provided on page 24.

Revenue

Group underlying revenue growth in the first half was 7%, with all four business areas contributing to underlying growth. Risk continued to deliver strong growth, Scientific, Technical & Medical delivered good growth, Legal growth continued to improve and Exhibitions delivered strong growth. Performance of the business areas is discussed further on pages 5 to 8.

For print and print-related, in addition to the usual print format decline, the step up in actions we have taken over the past 18 months resulted in a larger than usual step down in revenue in the first half to £189m (2024: £239m).

Disposals, exhibition cycling and timing effects and the step down in revenue from print and print-related activities all combined to reduce group revenue by 3%. The impact of currency movements was to reduce group revenue growth in GBP by 2%. Total revenue was £4,741m (2024: £4,641m).

Profit

Group underlying growth in adjusted operating profit in the first half was 9%, with growth in each business area ahead of revenue growth. Performance of the business areas is discussed further on pages 5 to 8.

The adjusted operating profit from print and print-related activities reduced to £84m (2024: £97m). This was a smaller step down than for revenue as the actions we are taking seek to reduce revenue while retaining profit and value.

Disposals and the reduction in profit contribution from print and print-related activities combined to reduce group adjusted operating profit by 2%. Currency effects decreased adjusted operating profit in GBP by 3%. Total adjusted operating profit was £1,652m (2024: £1,583m).

RELX 2025 I Interim Results  10

Operating and financial review

The overall adjusted operating margin improved by 0.7 percentage points to 34.8% (2024: 34.1%), driven by the underlying performance. EBITDA margin also improved, by 0.5 percentage points, to 40.2% (2024: 39.7%).

Reported operating profit was £1,490m (2024: £1,431m) up 4%, in line with the increase in adjusted operating profit.

Adjusted net interest expense was £137m (2024: £133m), with average interest rates in line with the prior period at 4.1% (2024: 4.1%).

Adjusted profit before tax was £1,515m (2024: £1,450m), up 4%. Reported profit before tax was £1,283m (2024: £1,295m) down 1%.

The adjusted net interest expense and adjusted profit before tax exclude a charge of £68m (2024: nil) for the mark-to-market movement on cross-currency interest rate swaps entered into as a hedge of foreign currency exposures, but for which hedge accounting cannot be applied (see ‘Debt’ below). They also exclude the net pension financing charge of £5m (2024: £1m).

The amortisation charge in respect of acquired intangible assets was £123m (2024: £131m). Acquisition and disposal related items were £32m (2024: £13m).

The adjusted tax charge was £341m (2024: £334m). The adjusted effective tax rate was 22.5% (2024: 23.0%).

The adjusted tax charge excludes movements in deferred taxation assets and liabilities related to goodwill and acquired intangible assets, but includes the benefit of tax amortisation where available on those items. Adjusted operating profit from joint ventures and associates is grossed up for our equity share of interest and taxation.

The application of tax law and practice is subject to some uncertainty and amounts are provided in respect of this. Discussions with tax authorities relating to cross-border transactions and other matters are ongoing. Although the outcome of open items cannot be predicted, no significant impact on profitability is expected.

The reported tax charge was £304m (2024: £309m), including tax associated with the amortisation of acquired intangible assets, fair value movements, disposals and other non-operating items.

The adjusted net profit attributable to shareholders was £1,171m (2024: £1,115m), up 8% at constant currency and up 5% after currency movements. Adjusted earnings per share was up 10% at constant currency, and after changes in exchange rates was up 7% to 63.5p (2024: 59.5p).

The reported net profit attributable to shareholders was £976m (2024: £985m). Reported earnings per share was 52.9p (2024: 52.6p).

RELX 2025 I Interim Results  11

Operating and financial review

Cash flows

	Six months ended 30 June
	2024	2025
	GBPm	GBPm
Conversion of adjusted operating profit into cash
Adjusted operating profit	1,583	1,652
Depreciation and other amortisation	258	256
EBITDA	1,841	1,908
Capital expenditure	(233)	(255)
Repayment of lease principal (net)*	(31)	(21)
Working capital and other items	(79)	20
Adjusted cash flow	1,498	1,652
Adjusted cash flow conversion	95%	100%

*Net of sublease receipts.

Adjusted cash flow was £1,652m (2024: £1,498m), up 10% compared with the prior period. The rate of conversion of adjusted operating profit to adjusted cash flow was 100% (2024: 95%).

Capital expenditure was £255m (2024: £233m), including £243m (2024: £225m) in respect of capitalised development costs, reflecting sustained investment in new products. Capital expenditure was 5.4% (2024: 5.0%) of revenue and excludes pre-publication costs of £46m (2024: £46m) that were capitalised as current assets and principal lease repayments under IFRS 16 of £21m (2024: £31m). Depreciation and other amortisation charged within adjusted operating profit was £256m (2024: £258m). This includes amortisation of internally developed intangible assets of £173m (2024: £177m) and depreciation of property, plant and equipment of £14m (2024: £18m) which combined represent 3.9% (2024: 4.2%) of revenue.

	Six months ended 30 June
	2024	2025
	GBPm	GBPm
Free cash flow
Adjusted cash flow	1,498	1,652
Interest paid (net)	(131)	(144)
Cash tax paid*	(326)	(300)
Acquisition and disposal related items	(34)	(62)
Free cash flow before dividends	1,007	1,146
Ordinary dividends	(782)	(824)
Free cash flow post dividends	225	322

* Net of cash tax relief on acquisition and disposal related items and including cash tax impact of disposals.

	Six months ended 30 June
	2024	2025
	GBPm	GBPm
Reconciliation of net debt
Net debt at 1 January	(6,446)	(6,563)
Free cash flow after dividends	225	322
Acquisitions: total consideration	(61)	(262)
Disposals: total consideration	52	11
Share repurchases	(700)	(1,000)
Purchase of shares by the Employee Benefit Trust	(75)	(75)
Fair value movements on cross-currency interest rate swaps not designated as hedges	-	(68)
Other*	13	(16)
Currency translation	19	208
Movement in net debt	(527)	(880)
Net debt at 30 June	(6,973)	(7,443)

* Includes share option exercise proceeds, leases and timing effects of acquisitions, disposals and transactions with non-controlling interests.

RELX 2025 I Interim Results  12

Operating and financial review

Total consideration on acquisitions completed in the period was £262m (2024: £61m). Cash spent on acquisitions was £240m (2024: £55m) reflecting timing of deferred consideration for past and current year acquisitions. Cash spent on venture capital investments was £23m (2024: £4m). Total consideration from disposals completed in the period was £11m (2024: £52m). Net cash inflow from disposals was £4m (2024: £42m).

Share repurchases in the first half were £1,000m (2024: £700m). Further details are provided below. Proceeds from the exercise of share options were £17m (2024: £24m).

Debt

Net debt at 30 June 2025 was £7,443m, an increase of £880m since 31 December 2024, as explained in the table above. The majority of our borrowings are denominated in US dollars and euros. As sterling was stronger against the US dollar at 30 June 2025 compared to 31 December 2024, currency effects reduced net debt expressed in sterling. In US dollars, net debt at 30 June 2025 was $10,197m, an increase of $1,993m since 31 December 2024. As the euro was stronger against the US dollar at 30 June 2025 compared to 31 December 2024, currency effects increased net debt in US dollars. Excluding currency translation effects, net debt increased by £1,088m when expressed in sterling and by $1,414m when expressed in US dollars.

In March 2025, the Group entered into cross-currency interest rate swaps to increase its exposure to debt in euro and Japanese yen. This provides a hedge of part of the Group’s earnings in those currencies, but the nature of the Group’s assets in those currencies on a reported basis means that the interest rate swaps do not qualify for net investment hedge accounting. The fair value movements in these instruments in each period will be included in reported net interest expense but excluded from adjusted net interest expense, and the total fair value at each reporting date will be included as part of net debt as defined by the Group. Of the $1.5bn of new term debt issued in the period (see ‘Liquidity’ below), $500m has been swapped from fixed rate US dollars to fixed rate euros for five or ten years, and $500m has been swapped from fixed rate US dollars to fixed rate Japanese yen for ten years.

Gross debt of £7,535m (31 December 2024: £6,544m) is comprised of bank and bond borrowings of £7,443m (31 December 2024: £6,441m) and lease liabilities under IFRS 16 of £92m (31 December 2024: £103m). The fair value of derivative liabilities designated as hedging instruments was £56m (31 December 2024: £140m), the fair value of cross-currency interest rate swap liabilities not designated as hedging instruments was £64m (31 December 2024: nil), finance lease receivables totalled £1m (31 December 2024: £2m) and cash and cash equivalents totalled £211m (31 December 2024: £119m). In aggregate, these give the net debt figure of £7,443m (31 December 2024: £6,563m).

As at 30 June 2025, gross bank and bond borrowings had a weighted average life remaining of 4.2 years and a total of 63% of them were at fixed rates, after taking into account interest rate derivatives. The ratio of net debt (including pensions) to EBITDA (adjusted earnings before interest, tax, depreciation and amortisation) for the twelve months to 30 June 2025 was 2.2x (31 December 2024: 1.8x), calculated in US dollars.

At 30 June 2025, there was a net positive accounting balance (pension assets less pension obligations) of £21m (31 December 2024: £21m).

The Group and the Trustees of the main UK defined benefit pension scheme have completed the 2024 triennial valuation and no deficit funding contributions are required in the period 2025 to 2027. In the first half of 2025 it was announced that this scheme will be closed to future accrual of benefits with effect from 28 February 2027.

RELX 2025 I Interim Results  13

Operating and financial review

Liquidity

In March 2025, USD denominated term debt was issued of $750m with a fixed coupon of 4.75% and a maturity of five years and $750m with a fixed coupon of 5.25% and a maturity of 10 years. The Group has ample liquidity and access to debt capital markets, providing the ability to repay or refinance debt as it matures and to fund ongoing requirements. This includes access to a $3bn committed bank facility, maturing in April 2027, which provides security of funding for short-term debt, and which remains undrawn. The facility has pricing linked to three ESG performance targets, all of which were achieved in 2024.

Alternative performance measures

RELX uses a range of alternative performance measures (APMs) in the reporting of financial information, which are not defined by generally accepted accounting principles (GAAP) such as IFRS. These APMs are used by the Board and management as they believe they provide relevant information in assessing the Group’s performance, position and cash flows, enable investors to track more clearly the core operational performance of the Group, and provide a clear basis for assessing RELX’s ability to raise debt and invest in new business opportunities.

Management also uses these financial measures, along with IFRS financial measures, in evaluating the operating performance of the Group as a whole and of the individual business areas. These measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. The measures may not be directly comparable to similarly reported measures by other companies. Reconciliation of alternative performance measures together with restatement of certain measures are shown on pages 32 and 33.

Dividends and share repurchases

The interim dividend declared by the Board is 19.5p per share, an increase of 7%. The dividend policy of RELX PLC is, over the longer term, to grow dividends broadly in line with adjusted earnings per share, paying out approximately half of adjusted earnings in dividends each year.

During the first half of 2025, a total of 25.5m RELX PLC shares were repurchased at an average price of 3,923p. Total consideration for these repurchases was £1,000m (2024: £700m). A further £75m (2024: £75m) of shares were purchased by the Employee Benefit Trust. As at 30 June 2025, total shares in issue, net of shares held in treasury and shares held by the Employee Benefit Trust, amounted to 1,831.8m. As at 23 July, a further 1.9m shares have been repurchased since 1 July 2025.

RELX 2025 I Interim Results  14

Operating and financial review

Corporate responsibility

We have set meaningful corporate responsibility objectives on our unique contributions to society, as well as sustainability issues more broadly, aligned with the United Nations Sustainable Development Goals (SDGs) to help advance this global agenda by 2030.

In 2025 our public corporate responsibility objectives include:

-	Deploying financial inclusion flagship models which allow lenders to more easily detect fraud, thereby broadening credit availability – In support of SDG 10 (Reduced Inequalities)
-	Partnering with Indian public health platform, Swasti, to equip frontline workers with knowledge and skills to address impact of extreme weather on human health – In support of SDG 3 (Good Health and Well-Being), SDG 10 (Reduced Inequalities) and SDG 13 (Climate Action)
-	Continued enhancement of our technical resilience posture across the business and expansion of products and applications covered by independent third-party assessments – In support of SDG 16 (Peace, Justice and Strong Institutions)
-	Updating the RELX Responsible AI Principles to keep pace with evolving technology – In support of SDG 8 (Decent Work and Economic Growth)
-	Increasing the number of suppliers that are RELX Supplier Code of Conduct signatories and using audits to ensure continuous improvement in supplier performance and compliance – In support of SDG 8 (Decent Work and Economic Growth)
-	Implementing new environment targets covering energy, waste and environmental management system – In support of SDG 13 (Climate Action)

Among the ways we have progressed our unique contributions in the year to date is to increase content on the free RELX SDG Resource Centre with a number of special issues, including for Earth Day and World Water Day, as well as leading research on philanthropy to coincide with our 2025 RELX SDG Inspiration Day, which brought together more than 800 corporate peers, employees, investors, youth and other stakeholders to discuss the role for philanthropy in bridging the SDG funding gap.

At the mid-year mark, we were ranked first in our sector with Sustainalytics and have maintained a AAA sustainability rating with MSCI for a 10th consecutive year.

Key corporate responsibility data can be found on page 36 of the 2024 Annual Report available on our website at www.relx.com. In addition, our Sustainability Statement aligned with the EU Corporate Sustainability Reporting Directive and Taskforce on Climate-related Financial Disclosure can be found from page 208 of the 2024 Annual Report.

RELX 2025 I Interim Results  15

Principal and emerging risks

RELX has established a well-embedded risk management framework based on the Internal Control-Integrated Framework (2013) by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). Through this framework risks are identified, assessed, mitigated, and monitored in an effective and consistent way across the businesses. The Audit Committee and Board have considered the principal and emerging risks which could affect RELX PLC for the financial year as summarised below.

Data privacy

In the course of our business, we process personal data from customers, end users, employees and other sources. Certain business areas rely extensively upon content that includes personal data from public records, governmental authorities, publicly available information and media, and other information companies, including competitors. Changes in data privacy legislation, regulation, and/or enforcement could impact our ability to collect and use personal data, potentially affecting the availability and effectiveness of our products. Failure or perceived failure, by us, our customers or suppliers, to comply with requirements for proper collection, use, sharing, storage, transfer and other processing of personal data may damage our reputation, divert time and effort of management and other resources, increase cost of operations, and expose us to risk of loss, fines and penalties, litigation, and increased regulation.

Intellectual property rights

Our products and services include and utilise intellectual property. We rely on trademark, copyright, patent, trade secret and other intellectual property laws as well as our commercial agreements to establish and protect our proprietary rights in this intellectual property. There is a risk that our proprietary rights could be challenged, limited, invalidated, infringed, or circumvented, including by AI technologies, which may impact demand for and pricing of our products and services. Copyright laws are subject to national legislative initiatives, as well as cross-border initiatives such as those from the European Commission and increased judicial scrutiny in several jurisdictions in which we operate. This creates additional challenges for us in protecting our proprietary rights in content delivered through the internet and electronic platforms.

Geopolitical, economic and market conditions

Demand for our products and services, and our ability to operate internationally, may be adversely impacted by geopolitical, economic and market conditions beyond our control. These include acts of war and civil unrest; political conflicts and tensions; international sanctions; economic cycles; the impact of the effect of changes in inflation and interest rates in major economies; trading relations between the United States, Europe, China and other major economies; as well as levels of government and private funding for our markets.

Evolution of primary research publishing

Our Scientific, Technical & Medical primary research content publishing business operates under two payment models: ‘pay-to-read’, where readers or their institutions, as users of the content pay, and authors publish for free, or ‘pay-to-publish’, where authors or their institutions or funding bodies prefer to pay to publish their research, so it is freely available to read. The latter model is commonly referred to as Open Access and now represents a significant and growing portion of the volume of primary research that we publish. Rapid changes in customer choice, regulation, or technologies in this area could impact the revenue mix and growth in our primary research publishing business.

Maintaining research integrity requires us to manage risks around fraud in research papers in the context of evolving technologies.

RELX 2025 I Interim Results  16

Principal and emerging risks

Customer acceptance of our products

Our businesses are dependent on the continued demand by our customers for our products and services and the value placed on them. We operate in highly competitive and dynamic markets, and the means of delivery, customer demand for, and the products and services themselves, continue to change in response to technological innovations, such as the use of artificial intelligence, legislative and regulatory changes, the entrance of new competitors, and other factors. Failure to anticipate and quickly adapt to these changes, or to deliver enhanced value to our customers, could impact demand for our products and services and consequently adversely affect our revenue or the long-term returns from our investment in higher value-add information-based analytics and decision tools.

Acquisitions

We supplement our organic development with selected acquisitions. If we are unable to generate the anticipated benefits such as revenue growth, accelerated product development or cost savings associated with these acquisitions, it could adversely affect return on invested capital and financial condition or lead to an impairment of goodwill or intangibles.

Cyber security

Our businesses maintain and use online databases and platforms delivering our products and services, which we rely on, and provide data to third parties, including customers and service providers. These databases and information are a target for compromise and face a risk of unauthorised access and use by unauthorised parties including through cyber, ransomware, malware, phishing and other social engineering attacks on us or our third-party service providers.

Our cybersecurity measures, and the measures used by our third-party service providers, may not detect or prevent all attempts to compromise our systems, which may jeopardise the security or integrity of the data we maintain or may disrupt our systems. Failures of our cybersecurity measures could result in unauthorised access to our systems, misappropriation of our or our users’ data, deletion or modification of stored information or other interruption to our business operations. As techniques used to obtain unauthorised access to or to sabotage systems change frequently and may not be known until launched against us or our third-party service providers we may be unable to anticipate or implement adequate measures to protect against these attacks and our service providers and customers may likewise be unable to do so.

Compromises of our or our third-party service providers’ systems could adversely affect our financial performance, damage our reputation and expose us to risk of loss, fines and penalties, litigation and increased regulation.

Face-to-face events

Face-to-face events are susceptible to economic cycles, changes in trading relations, communicable diseases, severe weather events and other natural disasters, terrorism and availability of venues. Each or any of these may impact our ability to hold face-to-face events, and exhibitors’ and visitors’ desire and ability to travel in person to events. These factors each have the potential to reduce revenues, increase the costs of organising events and adversely affect cash flows and reputation.

Supply chain dependencies

Our organisational and operational structures depend on suppliers, including outsourced and offshored functions, as well as cloud service, software, and large language model providers. Poor performance, failure or breach of third parties to whom we have contracted could adversely affect our business performance, reputation and financial condition.

We source content to enable information solutions for our professional customers. The disruption or loss of data sources, either because of regulations, or because data suppliers decide not to supply them, may impose limits on our collection and use of certain kinds of information and our ability to communicate, offer or make such information available or useful to our customers.

RELX 2025 I Interim Results  17

Principal and emerging risks

Technology and business resilience

Our businesses are dependent on electronic platforms and networks, including our own and third-party data centres, cloud providers, network systems and the internet, for delivery of our products and services. These could be adversely affected if our electronic delivery platforms, networks or supporting infrastructure experience a significant failure or interruption.

Talent

The implementation and execution of our strategies and business plans depend on our ability to recruit, motivate, develop, and retain a diverse population of skilled employees and management. We compete globally and across business sectors for diverse, talented management and skilled individuals, particularly those with technology and data analytics capabilities. An inability to recruit, motivate or retain key employees with the right overall mix of skills in the group could adversely affect our business performance.

Tax

Our businesses operate globally, and our profits are subject to taxation in many different jurisdictions and at differing tax rates. Tax laws and tax rates that currently apply to our businesses may be amended by the relevant authorities or interpreted differently by them, and these changes could adversely affect our reported results.

Treasury

The RELX PLC consolidated financial statements are expressed in pounds sterling and are subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than sterling. The United States is our most important market and, accordingly, significant fluctuations in the US dollar exchange rate could significantly affect our reported results. We also earn revenues and incur costs in a range of other currencies, including the Euro and the Yen, and significant fluctuations in these exchange rates could also significantly impact our reported results.

Macroeconomic, political and market conditions may adversely affect the availability and terms of short- and long-term funding, volatility of interest rates, the credit quality of our counterparties, currency exchange rates and inflation. The majority of our outstanding debt instruments are, and any of our future debt instruments may be, publicly rated by independent rating agencies. Our borrowing costs and access to capital may be adversely affected if the credit ratings assigned to our debt are downgraded.

Pensions

We operate a number of pension schemes around the world, including local versions of the defined benefit type in the United Kingdom and the United States. The US scheme is closed to future accruals. The UK scheme has been closed to new hires since 2010 and will close to future benefit accruals in 2027. The assets and obligations associated with these pension schemes are sensitive to changes in the market values of the scheme’s investments and the market-related assumptions used to value scheme liabilities. Adverse changes to asset values, discount rates, longevity assumptions or inflation could increase funding requirements.

Ethics

As a global provider of professional information solutions we, our employees, major suppliers and partners are expected to adhere to high standards of integrity and ethical conduct, including those related to anti-bribery and anti-corruption, data protection, use of artificial intelligence, fraud, sanctions, competition and principled business conduct. A breach of generally accepted ethical business standards or applicable laws could adversely affect our business performance, reputation, and financial condition.

RELX 2025 I Interim Results  18

Condensed consolidated financial information

Condensed consolidated income statement

Year ended 31 December			Six months ended 30 June
2024			2024	2025
GBPm		Note	GBPm	GBPm
9,434	Revenue	2	4,641	4,741
(3,300)	Cost of sales		(1,609)	(1,600)
6,134	Gross profit		3,032	3,141
(1,470)	Selling and distribution costs		(715)	(728)
(1,846)	Administration and other expenses		(912)	(950)
43	Share of results of joint ventures and associates		26	27
2,861	Operating profit		1,431	1,490
6	Finance income		4	9
(304)	Finance costs		(138)	(219)
(298)	Net finance costs		(134)	(210)
(6)	Disposals and other non-operating items		(2)	3
2,557	Profit before tax		1,295	1,283
(607)	Current tax		(317)	(323)
(6)	Deferred tax		8	19
(613)	Tax charge	7	(309)	(304)
1,944	Net profit for the period		986	979
	Attributable to:
1,934	Shareholders		985	976
10	Non-controlling interests		1	3
1,944	Net profit for the period		986	979

Year ended 31 December			Six months ended 30 June
2024	Earnings per share		2024	2025
103.6p	Basic earnings per share	3	52.6p	52.9p
103.1p	Diluted earnings per share	3	52.3p	52.6p

Summary financial information is presented in US dollars and euros on pages 34 and 35 respectively.

RELX 2025 I Interim Results  19

Condensed consolidated financial information

Condensed consolidated statement of comprehensive income

Year ended 31 December			Six months ended 30 June
2024			2024	2025
GBPm		Note	GBPm	GBPm
1,944	Net profit for the period		986	979
	Items that will not be reclassified to profit or loss:
43	Actuarial gains on defined benefit pension schemes	6	77	1
(11)	Tax on items that will not be reclassified to profit or loss		(19)	-
32	Total items that will not be reclassified to profit or loss		58	1
	Items that may be reclassified subsequently to profit or loss:
175	Exchange differences on translation of foreign operations		97	(515)
11	Fair value movements on cash flow hedges		17	59
(20)	Transfer to profit from cash flow hedge reserve		(7)	(17)
3	Tax on items that may be reclassified to profit or loss		(3)	(10)
169	Total items that may be reclassified to profit or loss		104	(483)
201	Other comprehensive income/(loss) for the period		162	(482)
2,145	Total comprehensive income for the period		1,148	497
	Attributable to:
2,135	Shareholders		1,147	494
10	Non-controlling interests		1	3
2,145	Total comprehensive income for the period		1,148	497

RELX 2025 I Interim Results  20

Condensed consolidated financial information

Condensed consolidated statement of cash flows

Year ended 31 December			Six months ended 30 June
2024			2024	2025
GBPm		Note	GBPm	GBPm
	Cash flows from operating activities
3,521	Cash generated from operations	5	1,716	1,858
(257)	Interest paid (including lease interest)		(134)	(152)
6	Interest received		3	8
(662)	Tax paid (net)		(326)	(300)
2,608	Net cash from operating activities		1,259	1,414
	Cash flows from investing activities
(170)	Acquisitions		(55)	(240)
(20)	Purchases of property, plant and equipment		(8)	(12)
(464)	Expenditure on internally developed intangible assets		(225)	(243)
(4)	Purchase of investments		(4)	(23)
74	Gross proceeds from business disposals and sale of investments		51	12
(28)	Payments on business disposals		(9)	(8)
37	Dividends received from joint ventures and associates		12	8
(575)	Net cash used in investing activities		(238)	(506)
	Cash flows from financing activities
(1,121)	Dividends paid to shareholders	4	(782)	(824)
(9)	Distributions to non-controlling interests		(8)	(14)
461	Increase in short-term loans, overdrafts and commercial paper		852	609
711	Issuance of term debt		717	1,143
(1,017)	Repayment of term debt		(1,026)	(630)
(63)	Repayment of leases		(32)	(22)
2	Receipts in respect of subleases		1	1
(1)	Acquisition of non-controlling interest		(1)	(16)
(1,000)	Repurchase of ordinary shares	8	(700)	(1,000)
(75)	Purchase of shares by the Employee Benefit Trust	8	(75)	(75)
47	Proceeds on issue of ordinary shares		24	17
(2,065)	Net cash used in financing activities		(1,030)	(811)

(32)	(Decrease)/increase in cash and cash equivalents	5	(9)	97
	Movement in cash and cash equivalents
155	At start of period		155	119
(32)	(Decrease)/increase in cash and cash equivalents		(9)	97
(4)	Exchange translation differences		(6)	(5)
119	At end of period		140	211

RELX 2025 I Interim Results  21

Condensed consolidated financial information

Condensed consolidated statement of financial position

As at 31 December			As at 30 June
2024			2024	2025
GBPm		Note	GBPm	GBPm
	Non-current assets
8,216	Goodwill		8,092	7,800
3,164	Intangible assets		3,188	3,025
169	Investments in joint ventures and associates		183	182
92	Other investments		102	108
82	Property, plant and equipment		89	74
89	Right-of-use assets		107	81
16	Other receivables		-	14
84	Deferred tax assets		80	84
186	Net pension assets	6	193	178
39	Derivative financial instruments		20	45
12,137			12,054	11,591
	Current assets
331	Inventories and pre-publication costs		326	307
2,511	Trade and other receivables		2,156	2,157
35	Derivative financial instruments		38	59
119	Cash and cash equivalents		140	211
2,996			2,660	2,734
15,133	Total assets		14,714	14,325
	Current liabilities
4,122	Trade and other payables		3,603	3,691
59	Derivative financial instruments		42	7
1,412	Debt	5	1,778	1,942
119	Taxation		143	130
6	Provisions		11	4
5,718			5,577	5,774
	Non-current liabilities
126	Derivative financial instruments		124	141
5,132	Debt	5	5,182	5,593
473	Deferred tax liabilities		455	455
165	Net pension obligations	6	171	157
13	Other payables		17	11
2	Provisions		5	-
5,911			5,954	6,357
11,629	Total liabilities		11,531	12,131
3,504	Net assets		3,183	2,194
	Capital and reserves
272	Share capital	8	276	272
1,605	Share premium		1,581	1,622
(722)	Shares held in treasury	8	(1,176)	(1,660)
567	Translation reserve		489	52
1,759	Other reserves		2,042	1,894
3,481	Shareholders’ equity		3,212	2,180
23	Non-controlling interests		(29)	14
3,504	Total equity		3,183	2,194

Approved by the Board of RELX PLC, on 23 July 2025

RELX 2025 I Interim Results  22

Condensed consolidated financial information

Condensed consolidated statement of changes in equity

		Share capital	Share premium	Shares held in treasury	Translation reserve	Other reserves	Shareholders’ equity	Non- controlling interests	Total equity
	Note	GBPm	GBPm	GBPm	GBPm	GBPm	GBPm	GBPm	GBPm
Balance at 1 January 2024		275	1,558	(553)	392	1,788	3,460	(21)	3,439
Total comprehensive income for the period		-	-	-	97	1,050	1,147	1	1,148
Dividends paid	4	-	-	-	-	(782)	(782)	(8)	(790)
Issue of ordinary shares, net of expenses		1	23	-	-	-	24	-	24
Repurchase of ordinary shares	8	-	-	(600)	-	-	(600)	-	(600)
Purchase of shares by the employee benefit trust		-	-	(75)	-	-	(75)	-	(75)
Increase in share based remuneration reserve (net of tax)		-	-	-	-	38	38	-	38
Settlement of share awards		-	-	52	-	(52)	-	-	-
Exchange differences on translation of capital and reserves		-	-	-	-	-	-	(1)	(1)
Balance at 30 June 2024		276	1,581	(1,176)	489	2,042	3,212	(29)	3,183
Balance at 1 January 2024		275	1,558	(553)	392	1,788	3,460	(21)	3,439
Total comprehensive income for the year		-	-	-	175	1,960	2,135	10	2,145
Dividends paid	4	-	-	-	-	(1,121)	(1,121)	(9)	(1,130)
Issue of ordinary shares, net of expenses		-	47	-	-	-	47	-	47
Repurchase of ordinary shares	8	-	-	(1,000)	-	-	(1,000)	-	(1,000)
Purchase of shares by the employee benefit trust		-	-	(75)	-	-	(75)	-	(75)
Cancellation of shares		(3)	-	853	-	(850)	-	-	-
Increase in share based remuneration reserve (net of tax)		-	-	-	-	79	79	-	79
Settlement of share awards		-	-	53	-	(53)	-	-	-
Acquisition of non-controlling interests		-	-	-	-	(44)	(44)	43	(1)
Exchange differences on translation of capital and reserves		-	-	-	-	-	-	-	-
Balance at 31 December 2024		272	1,605	(722)	567	1,759	3,481	23	3,504
Balance at 1 January 2025		272	1,605	(722)	567	1,759	3,481	23	3,504
Total comprehensive income for the period		-	-	-	(515)	1,009	494	3	497
Dividends paid	4	-	-	-	-	(824)	(824)	(14)	(838)
Issue of ordinary shares, net of expenses		-	17	-	-	-	17	-	17
Repurchase of ordinary shares	8	-	-	(925)	-	-	(925)	-	(925)
Purchase of shares by the employee benefit trust		-	-	(75)	-	-	(75)	-	(75)
Increase in share based remuneration reserve (net of tax)		-	-	-	-	38	38	-	38
Settlement of share awards		-	-	62	-	(62)	-	-	-
Acquisition of non-controlling interests		-	-	-	-	(26)	(26)	3	(23)
Exchange differences on translation of capital and reserves		-	-	-	-	-	-	(1)	(1)
Balance at 30 June 2025		272	1,622	(1,660)	52	1,894	2,180	14	2,194

RELX 2025 I Interim Results  23

Notes to the condensed consolidated financial information

1	Basis of preparation

The shares of RELX PLC are traded on the London, Amsterdam and New York stock exchanges. RELX PLC and its subsidiaries, joint ventures and associates are together known as ‘RELX’ or ‘RELX Group’.

The condensed consolidated financial information has been prepared in accordance with UK adopted IAS 34 – Interim Financial Reporting and the accounting policies of RELX PLC. These accounting policies are in accordance with UK adopted International Accounting Standards and IFRS accounting standards as issued by the International Accounting Standards Board. The accounting policies, including valuation techniques applied to fair value measurement, are the same as those set out within the relevant notes on pages 145 to 186 of the 2024 Annual Report. Differences in sub-totals in the financial statements may arise due to rounding adjustments applied during calculations.

The condensed consolidated financial information for the six months ended 30 June 2025 and the comparative amounts to 30 June 2024 are unaudited but have been reviewed. The financial information for the year ended 31 December 2024 has been abridged from the 2024 Annual Report, which has been filed with the UK Registrar of Companies, for which an unqualified audit report was given and did not draw attention to any matter by way of emphasis and did not contain a statement made under s498 (2) or s498 (3) of the Companies Act 2006. This summary financial information does not constitute statutory accounts as defined in s434 of the Companies Act 2006. Comparative information for the six months ended 30 June 2024 and the year ended 31 December 2024 has been restated for business area reporting changes as detailed below.

Going concern

The directors of RELX PLC, having made appropriate enquiries, consider that adequate resources exist for the Group to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the condensed consolidated financial information for the six months ended 30 June 2025. As part of the going concern assessment the directors considered the sufficiency of the group’s liquidity resources, including committed credit facilities, over the 18 month period to 31 December 2026.

Standards, amendments and interpretations

No interpretations or amendments to IFRS effective for 2025 have had a significant impact on the RELX accounting policies or reporting in the current period. IFRS 18 - Presentation and Disclosure in Financial Statements has been issued in 2024 and is effective from 1 January 2027. Management are in the process of assessing the impact of IFRS 18 on the presentation of and disclosures in the financial statements.

RELX 2025 I Interim Results  24

Notes to the condensed consolidated financial information

Business area reporting changes

From 2025, as described on page 9, revenue and profit for print and print-related activities are managed and reported separately from the four business areas. Consequently Risk, Sciencific, Technical & Medical and Legal now exclude print and print-related activities, consistent with financial information provided to the Board.

Also, a small portfolio of commercial healthcare products, previously reported in Scientific, Technical & Medical, is now reported in Risk.

Comparative figures have been restated as if the business areas had operated on this basis in the prior periods. The table below shows the reconciliation of revenue and adjusted operating profit as reported for the year ended 31 December 2024 and six months ended 30 June 2024 to the restated amounts.

Year ended 31 December 2024

		Print &
	As	print -	Commercial
Revenue	reported	related	healthcare	Restated
	GBPm	GBPm	GBPm	GBPm
Risk	3,245	(7)	98	3,336
Scientific, Technical & Medical	3,051	(329)	(98)	2,624
Legal	1,899	(181)	-	1,718
Exhibitions	1,239	-	-	1,239
Print & print-related activities	-	517	-	517
Total revenue	9,434	-	-	9,434

Adjusted operating profit

Risk	1,228	(4)	9	1,233
Scientific, Technical & Medical	1,172	(182)	(9)	981
Legal	412	(31)	-	381
Exhibitions	398	-	-	398
Print & print-related activities	-	217	-	217
Unallocated central costs	(11)	-	-	(11)
Total adjusted operating profit	3,199	-	-	3,199

Six months ended 30 June 2024

		Print &
	As	print -	Commercial
Revenue	reported	related	healthcare	Restated
	GBPm	GBPm	GBPm	GBPm
Risk	1,623	(4)	48	1,667
Scientific, Technical & Medical	1,475	(145)	(48)	1,282
Legal	942	(90)	-	852
Exhibitions	601	-	-	601
Print & print-related activities	-	239	-	239
Total revenue	4,641	-	-	4,641

Adjusted operating profit

Risk	619	(1)	3	621
Scientific, Technical & Medical	555	(80)	(3)	472
Legal	191	(16)	-	175
Exhibitions	223	-	-	223
Print & print-related activities	-	97	-	97
Unallocated central costs	(5)	-	-	(5)
Total adjusted operating profit	1,583	-	-	1,583

Further details are included in note 2 on pages 25-26.

RELX 2025 I Interim Results  25

Notes to the condensed consolidated financial information

2	Revenue, operating profit and segment analysis

RELX is a global provider of information-based analytics and decision tools for professional and business customers.

RELX operates in four business areas: Risk provides customers with information-based analytics and decision tools that combine public and industry-specific content with advanced technology and algorithms to assist them in evaluating and predicting risk and enhancing operational efficiency; Scientific, Technical & Medical helps researchers and healthcare professionals advance science and improve health outcomes by combining high-quality scientific and medical information and trusted data sets with leading technology to deliver analytical tools that facilitate insights and critical decision-making; Legal helps its customers improve decision-making, achieve better outcomes and increase productivity by providing tools that combine legal, regulatory and business information with powerful analytics; and Exhibitions combines industry expertise with data and digital tools to help customers connect face-to-face and digitally, learn about markets, source products and complete transactions.

RELX’s reported segments are based on the internal reporting structure and financial information provided to the Board, considered to be the Chief Operating Decision Maker. Prior period figures have been restated for the business area reporting changes detailed in note 1, with print and print-related now a separate reported segment.

Adjusted operating profit is the key segmental profit measure used in assessing performance. Adjusted operating profit is reconciled to operating profit on pages 26 and 32.

Revenue

Year ended 31 December		Six months ended 30 June
Restated		Restated
2024		2024	2025
GBPm		GBPm	GBPm
	Reported segment
3,336	Risk	1,667	1,748
2,624	Scientific, Technical & Medical	1,282	1,323
1,718	Legal	852	900
1,239	Exhibitions	601	581
517	Print & print-related activities	239	189
9,434	Total	4,641	4,741
	Geographical market
5,495	North America	2,752	2,837
2,025	Europe	958	956
1,914	Rest of world	931	948
9,434	Total	4,641	4,741

Year ended 31 December		Six months ended 30 June
2024		2024	2025
GBPm		GBPm	GBPm
	Analysis of revenue by type
5,025	Subscriptions	2,491	2,565
4,409	Transactional	2,150	2,176
9,434	Total	4,641	4,741

RELX 2025 I Interim Results  26

Notes to the condensed consolidated financial information

2Revenue, operating profit and segment analysis (continued)

Adjusted operating profit

Year ended 31 December		Six months ended 30 June
Restated		Restated
2024		2024	2025
GBPm		GBPm	GBPm
	Reported segment
1,233	Risk	621	660
981	Scientific, Technical & Medical	472	491
381	Legal	175	188
398	Exhibitions	223	234
206	Print & print-related, and unallocated costs*	92	79
3,199	Total	1,583	1,652

*Unallocated costs were a charge of £5m (30 June 2024: £5m, 31 December 2024: £11m)

Reconciliation of operating profit to adjusted operating profit

Year ended 31 December		Six months ended 30 June
2024		2024	2025
GBPm		GBPm	GBPm
2,861	Operating profit	1,431	1,490
	Adjustments:
258	Amortisation of acquired intangible assets	131	123
69	Acquisition and disposal related items	13	32
12	Reclassification of tax in joint ventures and associates	8	7
(1)	Reclassification of finance income in joint ventures and associates	-	-
3,199	Adjusted operating profit	1,583	1,652

Depreciation and amortisation

Year ended 31 December		Six months ended 30 June
2024		2024	2025
GBPm		GBPm	GBPm
	Depreciation and amortisation
258	Amortisation of acquired intangible assets	131	123
364	Amortisation of internally developed intangible assets	177	173
34	Depreciation of property, plant and equipment	18	14
50	Depreciation of right-of-use assets	25	19
77	Pre-publication costs amortisation	38	50
525	Total depreciation and other amortisation	258	256
783	Total depreciation and amortisation (including amortisation of acquired intangible assets)	389	379

RELX 2025 I Interim Results  27

Notes to the condensed consolidated financial information

3Earnings per share

Earnings per share is calculated by taking the reported net profit attributable to shareholders and dividing this by the weighted average number of shares in issue.

Earnings per share

Year ended 31 December				Six months ended 30 June
2024				2024			2025
Net profit attributable to shareholders GBPm	Weighted average number of shares (millions)	EPS (pence)		Net profit attributable to shareholders GBPm	Weighted average number of shares (millions)	EPS (pence)	Net profit attributable to shareholders GBPm	Weighted average number of shares (millions)	EPS (pence)
1,934	1,865.9	103.6p	Basic earnings per share	985	1,873.1	52.6p	976	1,845.1	52.9p
1,934	1,876.7	103.1p	Diluted earnings per share	985	1,884.1	52.3p	976	1,854.9	52.6p

The diluted figures are calculated after taking account of potential additional ordinary shares arising from share options and conditional shares.

4	Dividends

The 2024 final dividend of 44.8p per ordinary share amounted to £824m based on the number of ordinary shares in issue at the ex-dividend date, excluding the RELX PLC shares held in treasury by the parent company and by the Employee Benefit Trust.

On 23 July 2025 an interim dividend of 19.5p (2024: 18.2p) per ordinary RELX PLC share was declared by the directors. The expected total cost of funding this dividend is £357m, for which no liability has been recognised at the statement of financial position date. The interim dividend will be paid on 11 September 2025, with an ex-dividend date of 7 August 2025 and a record date of 8 August 2025. The euro equivalent of the interim dividend will be announced on 28 August 2025.

Shareholders appearing on the Register of Members or holding their shares through CREST will automatically receive their dividends in pounds sterling but have the option to elect to receive their dividends in euro. Shareholders who hold RELX PLC shares through Euroclear Nederland (via banks and brokers) will automatically receive their dividends in Euro but have the option to elect to receive their dividends in pounds sterling. The closing date for dividend currency elections is 22 August 2025. The closing date for elections in relation to participation in the Company’s dividend reinvestment plans is also 22 August 2025.

RELX 2025 I Interim Results  28

Notes to the condensed consolidated financial information

5	Condensed consolidated statement of cash flows

Reconciliation of operating profit to cash generated from operations

Year ended 31 December		Six months ended 30 June
2024		2024	2025
GBPm		GBPm	GBPm
2,861	Operating profit	1,431	1,490
(43)	Share of results of joint ventures and associates	(26)	(27)
783	Total depreciation and amortisation	389	379
66	Share based remuneration	34	34
849	Total non-cash items	423	413
(146)	Increase in working capital	(112)	(18)
3,521	Cash generated from operations	1,716	1,858

Reconciliation of net debt

		Six months ended 30 June
Year ended 31 December 2024		2024	Cash and cash equivalents	Debt	Derivative financial instruments in fair value hedging relationships	Cross-currency interest rate swaps not designated as hedges	Finance lease receivable	2025
GBPm		GBPm	GBPm	GBPm	GBPm	GBPm	GBPm	GBPm
(6,446)	At start of period	(6,446)	119	(6,544)	(140)	-	2	(6,563)

(32)	(Decrease)/increase in cash and cash equivalents	(9)	97	-	-	-	-	97
(461)	Increase in short-term loans, overdrafts and commercial paper	(852)	-	(609)	-	-	-	(609)
(711)	Issuance of term debt	(717)	-	(1,143)	-	-	-	(1,143)
1,017	Repayment of term debt	1,026	-	630	-	-	-	630
61	Repayment of leases	31	-	22	-	-	(1)	21
(126)	Changes in net debt resulting from cash flows	(521)	97	(1,100)	-	-	(1)	(1,004)
8	Borrowings in disposed businesses	-	-	-	-	-	-	-
(4)	Remeasurement and derecognition of leases	(3)	-	-	-	-	-	-
(32)	Inception of leases	(19)	-	(13)	-	-	-	(13)
(9)	Fair value and other adjustments to debt and related derivatives	(3)	-	(76)	73	(68)	-	(71)
46	Exchange translation differences	19	(5)	198	11	4	-	208
(6,563)	At end of period	(6,973)	211	(7,535)	(56)	(64)	1	(7,443)

Net debt comprises cash and cash equivalents, loan capital, lease liabilities and receivables, promissory notes, bank and other loans and derivative financial instruments that are used to hedge certain borrowings. The Group monitors net debt as part of capital and liquidity management.

RELX 2025 I Interim Results  29

Notes to the condensed consolidated financial information

5	Condensed consolidated statement of cash flows (continued)

Debt by year of repayment

As at
31 December		As at 30 June
2024		2024	Debt (excluding leases)	Lease liabilities	2025
GBPm		GBPm	GBPm	GBPm	GBPm
1,412	Within 1 year	1,778	1,914	28	1,942
632	Within 1 to 2 years	653	428	15	443
424	Within 2 to 3 years	442	683	14	697
670	Within 3 to 4 years	686	688	12	700
762	Within 4 to 5 years	753	1,031	7	1,038
2,644	After 5 years	2,648	2,699	16	2,715
5,132	After 1 year	5,182	5,529	64	5,593
6,544	Total	6,960	7,443	92	7,535

The total fair value of gross debt (excluding leases) as at 30 June 2025 was £7,439m (30 June 2024: £6,486m, 31 December 2024: £6,382m).

Short-term debt bank loans, overdrafts and commercial paper were backed up at 30 June 2025 by a $3.0bn (£2.2bn) committed bank facility, maturing in 2027. At 30 June 2025, this facility remains undrawn.

In March 2025, $750m of USD denominated term debt was issued with a coupon of 4.75% and a maturity date of five years and $750m with a coupon of 5.25% and a maturity date of 10 years.

6	Pension schemes

The amount recognised in the statement of financial position in respect of defined benefit pension schemes at the start and end of the period and the movements during the period were as follows:

Year ended
31 December		Six months ended 30 June
2024		2024	2025
GBPm		GBPm	GBPm
(63)	At start of period	(63)	21
(4)	Service cost	(2)	(6)
(1)	Net interest on net defined benefit balance	(1)	(5)
48	Contributions by employer	11	9
25	Actuarial gains/(losses)	65	(4)
18	Decrease in impact of asset recognition ceiling	12	5
(2)	Exchange translation differences	-	1
21	At end of period	22	21

The net pension balance comprises:

As at
31 December		As at 30 June
2024		2024	2025
GBPm		GBPm	GBPm
3,544	Fair value of scheme assets	3,648	3,440
(3,348)	Defined benefit obligations of funded schemes	(3,439)	(3,257)
196	Net balance of funded schemes	209	183
(165)	Defined benefit obligations of unfunded schemes	(171)	(157)
(10)	Asset ceiling	(16)	(5)
21	Overall net pension balance	22	21

RELX 2025 I Interim Results  30

Notes to the condensed consolidated financial information

6	Pension schemes (continued)

The net pension balance is split between net pension assets and net pension obligations as follows:

As at
31 December		As at 30 June
2024		2024	2025
GBPm		GBPm	GBPm
186	Net pension assets recognised	193	178
(165)	Net pension obligations	(171)	(157)
21	Overall net pension balance	22	21

A net pension asset has been recognised in relation to the UK and US funded schemes after complying with the requirements of IAS 19 – Employee Benefits and IFRIC 14.

The Group and the Trustees of the main UK defined benefit pension scheme have completed the 2024 triennial valuation and no deficit funding contributions to the scheme are required in the period 2025 to 2027.

During the period, it was announced that the UK scheme will be closed to future accrual of benefits with effect from 28 February 2027. This resulted in a £5m accounting charge taken to the income statement in the period.

7	Taxation

The tax charge was £304m (2024: £309m). The effective tax rate was 23.7% (2024: 23.9%).

The tax charge was calculated by multiplying the profit before tax for the interim period by the best estimate of the annual tax rate expected for the full financial year, adjusted for the tax effect of certain discrete items recognised in full in the interim period. Tax rates have been estimated and individually applied to the three largest jurisdictions (UK, US and the Netherlands), which account for the majority of the Group’s total tax charge. A weighted average of tax rates was applied to the remaining jurisdictions. The weighted average statutory tax rate across all jurisdictions was 25.3% (2024: 25.4%).

8	Share capital

Year ended
31 December		Six months ended 30 June
2024		2024	2025
Shares in issue net of treasury shares		Shares in issue net of treasury shares	Shares in issue	Treasury shares	Shares in issue net of treasury shares
(millions)		(millions)	(millions)	(millions)	(millions)
	Number of ordinary shares
1,881.5	At start of period	1,881.5	1,880.8	(24.9)	1,855.9
2.9	Issue of ordinary shares	1.6	1.0	-	1.0
(28.9)	Repurchase of ordinary shares	(20.6)	-	(25.5)	(25.5)
0.4	Net release of shares by the Employee Benefit Trust	0.4	-	0.4	0.4
1,855.9	At end of period	1,862.9	1,881.8	(50.0)	1,831.8

RELX 2025 I Interim Results  31

Notes to the condensed consolidated financial information

9	Related party transactions

There have been no material related party transactions in the six months ended 30 June 2025 or the prior period.

10	Exchange translation rates

In preparing the condensed consolidated financial information the following exchange rates have been applied:

Year ended					Statement of financial
31 December 2024			Income statement		position
	Statement
Income	of financial		30 June	30 June	30 June	30 June
statement	position		2024	2025	2024	2025
1.18	1.21	Euro to sterling	1.17	1.19	1.18	1.17
1.28	1.25	US dollars to sterling	1.27	1.30	1.26	1.37

RELX 2025 I Interim Results  32

Alternative performance measures

Please see page 13 for further information on alternative performance measures (APMs) used. APMs should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. The measures may not be directly comparable to similarly reported measures by other companies. A reconciliation of alternative performance measures to relevant GAAP measures is as follows:

Year ended
31 December		Six months ended 30 June
2024		2024	2025
GBPm		GBPm	GBPm
2,861	Operating profit	1,431	1,490
258	Amortisation of acquired intangible assets	131	123
69	Acquisition and disposal related items	13	32
12	Reclassification of tax in joint ventures and associates	8	7
(1)	Reclassification net of finance income in joint ventures and associates	-	-
3,199	Adjusted operating profit	1,583	1,652
2,557	Profit before tax	1,295	1,283
258	Amortisation of acquired intangible assets	131	123
69	Acquisition and disposal related items	13	32
12	Reclassification of tax in joint ventures and associates	8	7
-	Fair value movements on cross-currency interest swaps not designated as hedges¹	-	68
1	Net interest on net defined benefit pension obligation	1	5
6	Net loss/(gain) on disposals and other non-operating items	2	(3)
2,903	Adjusted profit before tax	1,450	1,515
(298)	Net interest expense	(134)	(210)
-	Fair value movements on cross-currency interest swaps not designated as hedges¹	-	68
1	Net interest on net defined benefit pension balance	1	5
1	Share of net finance income from joint ventures and associates	-	-
(296)	Adjusted net interest expense	(133)	(137)
(613)	Tax charge	(309)	(304)
32	Deferred tax movements on goodwill and acquired intangible assets²	15	17
(56)	Other deferred tax credits from intangible assets³	(28)	(27)
(14)	Tax on acquisition and disposal related items	(6)	(3)
(12)	Reclassification of tax in joint ventures and associates	(8)	(7)
-	Tax on fair value movements on cross-currency interest rate swaps¹	-	(17)
11	Tax on disposals and other non-operating items	2	-
(652)	Adjusted tax charge	(334)	(341)
1,934	Net profit attributable to shareholders	985	976
	Adjustments (post-tax):
290	Amortisation of acquired intangible assets	146	140
(56)	Other deferred tax credits from intangible assets³	(28)	(27)
55	Acquisition and disposal related items	7	29
-	Fair value movements on cross-currency interest swaps not designated as hedges¹	-	51
1	Net interest on net defined benefit pension obligation	1	5
17	Disposals and other non-operating items	4	(3)
2,241	Adjusted net profit attributable to shareholders	1,115	1,171
3,521	Cash generated from operations	1,716	1,858
37	Dividends received from joint ventures and associates	12	8
(20)	Purchases of property, plant and equipment	(8)	(12)
(464)	Expenditure on internally developed intangible assets	(225)	(243)
62	Payments in relation to acquisition and disposal related items	34	62
26	Pension recovery payment	-	-
(63)	Repayment of lease principal	(32)	(22)
2	Sublease payments received	1	1
3,101	Adjusted cash flow	1,498	1,652

¹ In 2025 adjusted profit before tax and the adjusted net interest expense exclude fair value movements on cross-currency interest swaps not designated as hedges, and the adjusted tax charge excludes the tax on these movements. In the prior year there were no such amounts.

² The adjusted tax charge excludes the movements in deferred tax assets and liabilities related to goodwill and acquired intangible assets, but includes the benefit of tax amortisation where available on acquired goodwill and intangible assets.

³ Movements on deferred tax liabilities arising on acquired intangible assets that do not qualify for tax amortisation.

RELX 2025 I Interim Results  33

Alternative performance measures

Adjusted earnings per share

Year ended 31 December				Six months ended 30 June
2024				2024			2025
Adjusted net profit attributable to shareholders GBPm	Weighted average number of shares (millions)	Adjusted EPS (pence)		Adjusted net profit attributable to shareholders GBPm	Weighted average number of shares (millions)	Adjusted EPS (pence)	Adjusted net profit attributable to shareholders GBPm	Weighted average number of shares (millions)	Adjusted EPS (pence)
2,241	1,865.9	120.1p	Adjusted earnings per share	1,115	1,873.1	59.5p	1,171	1,845.1	63.5p

Restatement of certain alternative performance measures

APMs used are calculated on the same basis as described in the 2024 Annual Report on pages 200-207 with the exception of the following which have been refined following the change in segmental reporting.

Underlying growth

Underlying revenue growth rates are calculated at constant currency and exclude revenue from acquisitions until twelve months after purchase, revenue of disposals and assets held for sale, print and print-related revenue, exhibition cycling, and timing effects. Underlying adjusted operating profit growth rates are calculated on the same basis except that they do not exclude exhibition cycling, and timing effects. Constant currency growth rates are based on 2024 full-year average and hedge exchange rates. Some figures and sub-totals add up to slightly different amounts than the totals due to rounding.

Revenue growth

Year ended 31 December 2024	As reported	Restated	As reported	Restated
	GBPm	GBPm	%	%
Components of reported revenue growth:
Underlying revenue growth	569	600	+7%	+7%
Exhibitions cycling	69	69
Acquisitions	15	15
Disposals	(89)	(66)
Print & print-related activities	-	(54)
Total revenue growth at constant currency	564	564	+6%	+6%
Currency effect	(291)	(291)
Revenue growth	273	273	+3%	+3%

In the business areas the effect of the restatement is immaterial to Risk and Exhibitions and increases 2024 underlying revenue growth for each of Scientific, Technical & Medical and Legal approximately by 1%.

Adjusted operating profit growth

Year ended 31 December 2024	As reported	Restated	As reported	Restated
	GBPm	GBPm	%	%
Components of adjusted operating profit growth:
Underlying adjusted operating profit growth	287	294	+10%	+11%
Acquisitions	2	2
Disposals	(12)	7
Print & print-related activities	-	(26)
Total adjusted operating profit growth at constant currency	277	277	+9%	+9%
Currency effect	(108)	(108)
Adjusted operating profit growth	169	169	+6%	+6%

RELX 2025 I Interim Results  34

Summary financial information in US dollars

The Group’s condensed consolidated financial information is presented in sterling. This summary financial information in US dollars is a simple translation of the condensed consolidated financial information into US dollars at the rates of exchange set out in note 10 to the condensed consolidated financial information. It does not represent a restatement under US Generally Accepted Accounting Principles, which would be different in some significant respects.

Condensed consolidated income statement

Year ended
31 December		Six months ended 30 June
2024		2024	2025
USDm		USDm	USDm
12,076	Revenue	5,894	6,163
3,662	Operating profit	1,817	1,937
3,273	Profit before tax	1,645	1,668
2,476	Net profit attributable to shareholders	1,251	1,269
4,767	EBITDA	2,338	2,480
4,095	Adjusted operating profit	2,010	2,148
3,716	Adjusted profit before tax	1,842	1,970
2,868	Adjusted net profit attributable to shareholders	1,416	1,522
$1.537	Adjusted earnings per American Depositary Share (ADS)	$0.756	$0.826
$1.327	Basic earnings per ADS	$0.668	$0.688

Condensed consolidated statement of cash flows

Year ended
31 December		Six months ended 30 June
2024		2024	2025
USDm		USDm	USDm
3,338	Net cash from operating activities	1,599	1,838
(736)	Net cash used in investing activities	(302)	(658)
(2,643)	Net cash used in financing activities	(1,308)	(1,054)
(41)	(Decrease)/increase in cash and cash equivalents	(11)	126
3,969	Adjusted cash flow	1,902	2,148

Condensed consolidated statement of financial position

As at
31 December		As at 30 June
2024		2024	2025
USDm		USDm	USDm
15,171	Non-current assets	15,188	15,880
3,745	Current assets	3,352	3,746
18,916	Total assets	18,540	19,626
7,148	Current liabilities	7,027	7,910
7,389	Non-current liabilities	7,502	8,709
14,537	Total liabilities	14,529	16,619
4,379	Net assets	4,011	3,007

RELX 2025 I Interim Results  35

Summary financial information in euros

The Group’s condensed consolidated financial information is presented in sterling. This summary financial information in euros is a simple translation of the condensed consolidated financial information into euros at the rates of exchange set out in note 10 to the condensed consolidated financial information.

Condensed consolidated income statement

Year ended
31 December		Six months ended 30 June
2024		2024	2025
EURm		EURm	EURm
11,132	Revenue	5,430	5,642
3,376	Operating profit	1,674	1,773
3,017	Profit before tax	1,515	1,527
2,282	Net profit attributable to shareholders	1,152	1,161
4,394	EBITDA	2,154	2,271
3,775	Adjusted operating profit	1,852	1,966
3,426	Adjusted profit before tax	1,697	1,803
2,644	Adjusted net profit attributable to shareholders	1,305	1,393
€1.417	Adjusted earnings per share	€0.697	€0.755
€1.223	Basic earnings per share	€0.615	€0.629

Condensed consolidated statement of cash flows

Year ended
31 December		Six months ended 30 June
2024		2024	2025
EURm		EURm	EURm
3,077	Net cash from operating activities	1,473	1,683
(679)	Net cash used in investing activities	(278)	(602)
(2,437)	Net cash used in financing activities	(1,205)	(965)
(39)	(Decrease)/increase in cash and cash equivalents	(10)	116
3,659	Adjusted cash flow	1,753	1,966

Condensed consolidated statement of financial position

As at
31 December		As at 30 June
2024		2024	2025
EURm		EURm	EURm
14,686	Non-current assets	14,224	13,561
3,625	Current assets	3,139	3,199
18,311	Total assets	17,363	16,760
6,919	Current liabilities	6,581	6,756
7,152	Non-current liabilities	7,026	7,437
14,071	Total liabilities	13,607	14,193
4,240	Net assets	3,756	2,567

RELX 2025 I Interim Results  36

Independent review report to RELX PLC

Conclusion

We have been engaged by RELX PLC (“the Group”) to review the condensed consolidated set of financial statements in the half-yearly financial report for the six months ended 30 June 2025 which comprises the condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated statement of cash flows, condensed consolidated statement of financial position, condensed consolidated statement of changes in equity and the related explanatory notes 1 to 10. We have read the other information contained in the half yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated set of financial statements.

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated set of financial statements in the half-yearly financial report for the six months ended 30 June 2025 is not prepared, in all material respects, in accordance with UK adopted International Accounting Standard 34 and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Basis for Conclusion

We conducted our review in accordance with International Standard on Review Engagements 2410 (UK) "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" (ISRE) issued by the Financial Reporting Council. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with the requirements of UK adopted International Accounting Standards and IFRS accounting standards, as issued by the International Accounting Standards Board (IASB). The condensed consolidated set of financial statements included in this half yearly financial report has been prepared in accordance with UK adopted International Accounting Standard 34, “Interim Financial Reporting”.

Conclusions Relating to Going Concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for Conclusion section of this report, nothing has come to our attention to suggest that management have inappropriately adopted the going concern basis of accounting or that management have identified material uncertainties relating to going concern that are not appropriately disclosed.

This conclusion is based on the review procedures performed in accordance with this ISRE, however future events or conditions may cause the entity to cease to continue as a going concern.

Responsibilities of the directors

The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority.

In preparing the half-yearly financial report, the directors are responsible for assessing the company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the company or to cease operations, or have no realistic alternative but to do so.

RELX 2025 I Interim Results  37

Independent review report to RELX PLC

Auditor’s Responsibilities for the review of the financial information

In reviewing the half-yearly report, we are responsible for expressing to the Company a conclusion on the condensed consolidated set of financial statements in the half-yearly financial report. Our conclusion, including our conclusions relating to going goncern, are based on procedures that are less extensive than audit procedures, as described in the Basis for Conclusion paragraph of this report.

Use of our report

This report is made solely to the company in accordance with guidance contained in International Standard on Review Engagements 2410 (UK) "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Financial Reporting Council. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Ernst & Young LLP

London

23 July 2025

RELX 2025 I Interim Results  38

Directors’ responsibility statement

The directors confirm that to the best of their knowledge the condensed consolidated financial information, which has been prepared in accordance with UK adopted International Accounting Standard 34 and the Disclosure Guidance and Transparency Rules (DTR) issued by the UK Financial Conduct Authority, gives a true and fair view of the assets, liabilities, financial position and profit of RELX, and that the interim management report herein includes a fair review of the information required by the DTR 4.2.7R and DTR 4.2.8R.

At the date of this statement, the directors of RELX PLC are those listed in the 2024 RELX Annual Report, with exception of Robert MacLeod who retired, and Andy Halford who was appointed as a director, both with effect from the conclusion of the Annual General Meeting of RELX PLC held on 24 April 2025.

A list of current Directors is maintained on the RELX website www.relx.com.

By order of the Board of RELX PLC

23 July 2025

N L Luff

Chief Financial Officer

RELX 2025 I Interim Results  39

Investor information

Notes for Editors

About RELX

RELX is a global provider of information-based analytics and decision tools for professional and business customers. RELX serves customers in more than 180 countries and territories and has offices in about 40 countries. It employs more than 36,000 people around 40% of whom are in North America.

The shares of RELX PLC, the parent company, are traded on the London, Amsterdam and New York stock exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX. The market capitalisation is approximately £71bn/€83bn/$97bn.

RELX PLC

1-3 Strand

London WC2N 5JR

United Kingdom

RELX 2025 I Interim Results  40

Investor information

Financial calendar

24 July 2025	Interim results announcement for the six months to 30 June 2025
7 August 2025	ORD Ex-dividend date – 2025 interim dividend
8 August 2025	ORD Record date – 2025 interim dividend ADR Ex-dividend date and record date – 2025 interim dividend
22 August 2025	Dividend currency and DRIP election deadline
28 August 2025	Interim dividend euro equivalent announcement date
11 September 2025	Payment date – ORD 2025 interim dividend
16 September 2025	Payment date – ADR 2025 interim dividend
23 October 2025	Trading update issued in relation to the nine months to 30 September 2025

Further information on key dates, including dividend payment dates, can be found at relx.com/investors/financial-calendar.

Listings

RELX PLC

London Stock Exchange

Ordinary shares (REL) – ISIN No. GB00B2B0DG97

Euronext Amsterdam

Ordinary shares (REN) – ISIN No. GB00B2B0DG97

New York Stock Exchange

American Depositary Shares (RELX) – CUSIP No. 759530108

Each ADR represents one ordinary share

RELX 2025 I Interim Results  41

Investor information

RELX PLC
1-3 Strand
London WC2N 5JR
United Kingdom
Tel: +44 (0)20 7166 5500
Fax: +44 (0)20 7166 5799

Auditors
Ernst & Young LLP
1 More London Place
London SE1 2AF
United Kingdom

Registrar	RELX PLC ADR Depositary
Equiniti Limited	Citibank Shareholder Services
Aspect House	PO Box 43077
Spencer Road	Providence, Rhode Island 02940-3077
Lancing	USA
West Sussex	www.citi.com/dr
BN99 6DA	email: citibank@shareholders-online.com
United Kingdom	Tel: +1 877 248 4327 (toll free)
www.shareview.co.uk	Tel: +1 781 575 4555 (outside US)
Tel: 0371 384 2960
Tel: +44 121 415 7047 (callers outside the UK)

For further investor information visit:

www.relx.com
This announcement is available on the RELX website. Copies are available to the public from the registered office shown above.